FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of May, 2006

                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:May 24, 2006

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99 Notification to the Netherlands Authority for the Financial Markets dated 22 May 2006 re Change of issued capital in respect with the Dutch Major Holdings in Listed Companies Disclosure Act.

Exhibit 99





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

RE:    Change of issued capital in               TO:      Euronext Amsterdam N.V.          tel.31-20-5504821
       respect with the "WMZ"                             att.  Mr. J.G.L Thenu            fax.31-20-5504966
       (Major Holdings in Listed                          Listing Department
       Companies Disclosures Act)                         PO Box 19163
                                                          1000 GD Amsterdam
                                                          The Netherlands

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
COMPANIES NAME:   Unilever N.V.                                              issued capital as per: 22 May 2006
Administrated with the Chamber of Commerce in: Rotterdam, The Netherlands              under number: 240,51,830
Date last change of Articles of Association: 22 May 2006


TOTAL ISSUED CAPITAL BEFORE THE UNDERMENTIONED CHANGE WAS:  NLG 907,625,008
                                                            AND IS NOW:  EUR 388,984,014.20

Divided into:

                                                              admitted               admitted for
A)  Type of shares            Number of        Nominal value  certificates  for quotation       quotation on a
   (common, preferent,        Issued shares    per share      Yes/no        on Euronext         FOREIGN
    priority-shares)                                                        Amsterdam N.V.      Stock Exchange

1.  3,000,000,000 common      1,714,727,700    EUR 0.16       Yes           Yes                 Yes(Frankfurt* and New York)

2.  2,400 common              2,400            EUR 428.57     No            No                  No

3.  75,000 7% preference      29,000           EUR 428.57     Yes           Yes                 No

4.  200,000 6% preference     161,060          EUR 428.57     No            Yes                 No

5.  750,000 4% preference     750,000          EUR 42.86      No            Yes                 No

B)  quotation on foreign stock exchanges.

    Type of shares            Quoted on the Stock Exchange of:         DATE: 22 May
                                    (outside the Netherlands)
    Common shares of Eur 0.16        Frankfurt* and New York           Name:    W.G.M. Mulders        Signature:
                                                                                Company Law Adviser
                                                                                e-mail:wouter.mulders@unilever.com

    *Listed are depositary receipts  (certificates) for comon shares. Listing in Franfurt ends on 24 June 2006
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